UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Numbers: 333-82124-01, 333-82124-04

MEDIACOM LLC

MEDIACOM CAPITAL CORPORATION

(Exact name of each registrant as specified in its charter)

1 Mediacom Way

Mediacom Park, NY 10918

(845) 443-2600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

7 1⁄4% Senior Notes due 2022

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None

Prior to February 15, 2017, the registrants were voluntary filers pursuant to a contractual obligation under the indenture governing the 7 1⁄4% Senior Notes due 2022 (the “Notes”) to file annual, quarterly and other periodic reports with the Securities and Exchange Commission. On February 15, 2017, the registrants redeemed the entire principal amount of the outstanding Notes, effectively terminating the indenture and the registrants’ contractual reporting obligations.

Pursuant to the requirements of the Securities Exchange Act of 1934, each of Mediacom LLC and Media Capital Corporation have caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 16, 2017

Mediacom LLC
By:	/s/ Mark E. Stephan
Mark E. Stephan
Executive Vice President and
Chief Financial Officer

Date: February 16, 2017

Mediacom Capital Corporation
By:	/s/ Mark E. Stephan
Mark E. Stephan
Executive Vice President and
Chief Financial Officer

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